EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taylor Capital Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Taylor Capital Group, Inc. of our reports dated March 8, 2005, with respect to the consolidated balance sheets of Taylor Capital Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Chicago, Illinois

July 22, 2005